# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LEE ENTERPRISES, Inc, CIK 0000058361
CUSIP: 523768406
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 4600 E. 53RD STREET, DAVENPORT, Iowa (IA), 52807
Date of event which requires filing of this statement: 03/03/2025
Filed by CIK 0001949877
Persons authorized to receive notices and communications: Harris Kupperman, c/o Praetorian PR LLC, Carr 429, Km 4.1, Bo. Barrero, Rincon, Puerto Rico (PR), 00677, 786-453-9366

## Reporting persons
- Praetorian PR LLC (CIK 0001949877): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Puerto Rico (PR); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 228,786; sole dispositive power 0; shared dispositive power 228,786; aggregate amount beneficially owned 228,786 (3.7% of the class)
- Praetorian Capital Fund LLC (CIK 0001765180): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 228,786; sole dispositive power 0; shared dispositive power 228,786; aggregate amount beneficially owned 228,786 (3.7% of the class)
- Praetorian Capital Management LLC (CIK 0001337851): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 228,786; sole dispositive power 0; shared dispositive power 228,786; aggregate amount beneficially owned 228,786 (3.7% of the class)
- Mongolia (Barbados) Corp. (CIK 0001899831): type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 62,243; sole dispositive power 0; shared dispositive power 62,243; aggregate amount beneficially owned 62,243 (1% of the class)
- Mongolia Growth Group Ltd. (CIK 0001537851): type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 62,243; sole dispositive power 0; shared dispositive power 62,243; aggregate amount beneficially owned 62,243 (1% of the class)
- Kupperman Harris (CIK 0001905225): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 291,029; sole dispositive power 0; shared dispositive power 291,029; aggregate amount beneficially owned 291,029 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.01 per share
Name of issuer: LEE ENTERPRISES, Inc
Address of issuer's principal executive offices: 4600 E. 53RD STREET, DAVENPORT, Iowa (IA), 52807

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is amended and restated to read as follows:

This statement is filed by:

(i) Praetorian Capital Fund LLC, a Delaware limited liability company ("Praetorian Fund"), with respect to the shares of Common Stock, par value $.01 per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Praetorian PR LLC, a Puerto Rico limited liability company ("Praetorian PR"), as the investment manager of Praetorian Fund;

(iii) Praetorian Capital Management LLC, a Delaware limited liability company ("PCM"), as the manager of Praetorian Fund;

(iv) Mongolia (Barbados) Corp., a corporation organized under the laws of Barbados ("Mongolia"), with respect to the Shares directly and beneficially owned by it;

(v) Mongolia Growth Group Ltd., a corporation organized under the laws of Canada ("MGG"), as the controlling person and sole shareholder of Mongolia; and

(vi) Harris Kupperman, as the managing member of each of Praetorian PR and PCM and as the Chief Executive Officer and Executive Chairman of MGG.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of each of Mongolia and MGG. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein or in Exhibit 1, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of Praetorian PR and Mr. Kupperman is Carr 429, Km 4.1, Bo. Barrero, Rincon, Puerto Rico 00677. The principal business address of each of Praetorian Fund and PCM is 3271 Riviera Drive, Coral Gables, Florida 33134. The principal business address of each of Mongolia and MGG is 100 King Street West, Suite 5600, Toronto, Ontario, Canada, M5X 1C9.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of Praetorian Fund and Mongolia is investing in securities. The principal business of Praetorian PR is serving as the investment manager of Praetorian Fund. The principal business of PCM is serving as the manager of Praetorian Fund. The principal business of MGG is selling subscription products and serving as the controlling person and sole shareholder of Mongolia. The principal occupation of Mr. Kupperman is serving as President and Chief Investment Officer of Praetorian PR. Mr. Kupperman also serves as the managing member of each of Praetorian PR and PCM and as the Chief Executive Officer and Executive Chairman of MGG.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Each of Praetorian Fund and PCM are organized under the laws of Delaware. Praetorian PR is organized under the laws of Puerto Rico. Mongolia is organized under the laws of Barbados. MGG is organized under the laws of Alberta, Canada. Mr. Kupperman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Praetorian Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 228,786 Shares directly owned by Praetorian Fund is approximately $5,896,155, including brokerage commissions.

The Shares purchased by Mongolia were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 62,243 Shares owned directly by Mongolia is approximately $1,403,867, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 6,190,939 Shares outstanding as of January 31, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2025.

As of the date hereof, Praetorian Fund directly beneficially owned 228,786 Shares, constituting approximately 3.7% of the Shares outstanding. Praetorian PR, as the investment manager of Praetorian Fund, may be deemed to beneficially own the 228,786 Shares owned by Praetorian Fund, constituting approximately 3.7% of the Shares outstanding. PCM, as the manager of Praetorian Fund, may be deemed to beneficially own the 228,786 Shares owned by Praetorian Fund, constituting approximately 3.7% of the Shares outstanding.

As of the date hereof, Mongolia directly beneficially owned 62,243 Shares, constituting approximately 1.0% of the Shares outstanding. MGG, as the controlling person and sole shareholder of Mongolia, may be deemed to beneficially own the 62,243 Shares owned by Mongolia, constituting approximately 1.0% of the Shares outstanding.

Mr. Kupperman, as the managing member of each of Praetorian PR and PCM and the Chief Executive Officer and Executive Chairman of MGG, may be deemed to beneficially own the 291,029 Shares owned in the aggregate by Praetorian Fund and Mongolia, constituting approximately 4.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Praetorian Fund, Praetorian PR, PCM and Mr. Kupperman may be deemed to have shared power to vote and dispose of the Shares owned directly by Praetorian Fund.

Each of Mongolia, MGG and Mr. Kupperman may be deemed to have shared power to vote and dispose of the Shares owned directly by Mongolia.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated to read as follows:

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of March 3, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated to read as follows:

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended to add the following exhibits:

1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated March 5, 2025.

## Signatures
- Praetorian PR LLC: /s/ Harris Kupperman, Harris Kupperman, Managing Member (03/05/2025)
- Praetorian Capital Fund LLC: /s/ Harris Kupperman, Harris Kupperman, Managing Member of its Manager (03/05/2025)
- Praetorian Capital Management LLC: /s/ Harris Kupperman, Harris Kupperman, Managing Member (03/05/2025)
- Mongolia (Barbados) Corp.: /s/ Genevieve Walkden Jackson, Genevieve Walkden Jackson, Chief Financial Officer of its Controlling Person and Sole Shareholder (03/05/2025)
- Mongolia Growth Group Ltd.: /s/ Harris Kupperman, Harris Kupperman, CEO and Executive Chairman (03/05/2025)
- Kupperman Harris: /s/ Harris Kupperman, Harris Kupperman (03/05/2025)